965

04035113

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Citigold Corporation Ltd.

*CURRENT ADDRESS 19 Lang Parade
Milton Queensland 4064
Australia

**FORMER NAME Charters Towers Gold Miner Ltd.

**NEW ADDRESS

FILE NO. 82- 4493 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

OICF/BY: EBS

DAT : 6/30/04

82-4493

# Annual Report

# CHARTERS TOWERS GOLD

RECEIVED
2004 JUN 15 P 3:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

6-30-03
AR/S

www.ctgold.com.au

## Contents





CHARTERS TOWERS
Charters Towers
Brisbane


# Charters Towers Gold Mines Limited

**ABN 30 060 397 177**

## Contacts

### Corporate & Registered Office

19 Lang Parade Milton Qld 4064 Australia

PO Box 1909 Milton Qld 4064 Australia

Telephone: +61 7 3870 8000

Facsimile: +61 7 3870 8111

Email: info@ctgold.com.au

### Charters Towers Mine Site

Clermont Highway

PO Box 414 Charters Towers Qld 4820 Australia

Telephone: +61 7 4787 8300

Facsimile: +61 7 4787 8600

email: charters@ctgold.com.au

### Directors

John J Foley, Chairman

Mark J Lynch, Managing Director

Greg J Barns, Director

### Company Secretary

Roslynn J Shand

### Stock Exchange Listing

Australian Stock Exchange
Code: CTO

### Web Site

www.ctgold.com.au

### Share Registry

Computershare Investor Services
Level 27, 345 Queen Street, Brisbane Qld 4000

Telephone: 1300 552 270

### Auditor

Nexia Court & Co.
Level 29, 264 George Street, Sydney NSW 2000

# Chairman's letter

**The rising gold price, your rising share price and the near finalisation of finance for full development of the field makes the coming year the most significant in your company's development.**



Dear Shareholder

This year marks the tenth anniversary of your Company, which floated on the ASX in December 1993. We have grown to a market capitalisation approaching $100 million, have one million ounces of gold in resources and are poised to commence gold production with a gold potential of 15 million ounces.

Our tenth year has been one of consolidation and exciting progress in your Company's development of the Charters Towers goldfield. The share market has recognised this progress with the price of your shares rising steadily from seven cents in July 2002 to 13 cents in June 2003. Since then, the price has risen to a high of 35 cents in September 2003, the highest level in six years. Shareholders who took up the Share Purchase Plans at 8 cents and 12 cents have seen an excellent increase in value within 12 months.

Queensland Premier Peter Beattie announced the opening of our Dubai office in the United Arab Emirates in February 2003 and the Hon. Peter Costello MP, Treasurer for the Commonwealth of Australia formally launched our operations in September 2003. This office is part of our planned expansion and positions us close to this world-leading gold trading and jewellery manufacturing centre.

The Gold Production Plan, released in September 2002, has provided the platform for sound planning for our future. Financial partners have come forward since the release and negotiations are approaching fruition to finalise the first part of the $150 million required to fully develop the goldfield.

Transfield Services has been appointed as the Project Manager and expressions of interests taken from contractors and suppliers interested in supporting our project.

Our exploration has been successful with diamond-drilling in the Brilliant Gold Reef Project confirming the lode positions of the Brilliant and Day Dawn structures and detecting continuing mineralisation in these structures. Surface sampling has located several new structures and confirmed extensions of known mineralisation. Two new exploration permits were granted, covering known mineralisation peripheral to the main field.

A takeover bid for Great Mines Ltd was launched in August 2003 to eliminate a potential risk to the project. Great Mines owns several mining leases within the Charters Towers field, which had potential to interfere with the smooth development of the field if the leases were not owned by CTGM. Acquisition of these leases through the Great Mines takeover gives CTGM 100% ownership of all critical leases.

The rising gold price, your rising share price and the near finalisation of finance for full development of the field makes the coming year the most significant in your company's development.


CHARTERS
TOWERS
Charters Towers Gold Mines Ltd
www.ctgold.com.au

*Above: The Hon. Peter Costello, Treasurer for the Commonwealth of Australia and Mr John Foley, Charters Towers Gold Mines Chairman – Dubai, September 2003.*

J J Foley BD, LLB, BL (Dub)
Chairman
Charters Towers Gold Mines Limited
29th September, 2003

**www.ctgold.com.au**

# Corporate

:: Ten Year Anniversary
:: First in Dubai
:: Strong Asset Base
:: Successful Share Purchase Plans
:: Growth Period Approaching
:: Australian Gold Council
:: Queensland Mining Council

**Ten Year Anniversary**

This year marks the tenth anniversary of the Company, which floated on the ASX in December 1993. We have grown to a market capitalisation approaching $100 million (a premium of 82% over the $55 million raised in share capital), we have one million ounces of gold in resources and we are poised to commence gold production. Our gold potential is 15 million ounces identified under the Gold Production Plan. Our assets include the gold processing plant, tailings dam, offices, warehousing and workshops, underground heavy vehicle fleet, mining and exploration tenements, open pits and underground workings. We have compiled a database of 154 kilometres of drilling and details of 40 years of mining experience from mine managers' fortnightly reports.



*Above: Essa Kazim, Director General of Dubai Financial Market and John Foley, Chairman, Charters Towers Gold Mines.*

**Our gold potential is 15 million ounces identified under the Gold Production Plan.**

**First in Dubai**

The Premier of Queensland, the Honourable Peter Beattie announced in February from Dubai the opening of an office by Charters Towers Gold Mines in Dubai, the City of Gold. This is the first gold representative office by an Australian company and a world first for a gold mining company to open at the prestigious Gold & Diamond Park of Emaar Properties PJSC, an expanding free trade zone in the Emirate. This office authorizes Charters Towers to sell gold in Dubai. The Premier, Peter Beattie, commented while leading more than 30 business leaders on a 10-day trade and investment mission to India, the Middle East and Singapore that –

"This is the start of a long-term relationship between the Queensland Government and Charters Towers Gold to provide more high grade Queensland gold to the world market."

We want to be part of this dynamic and expanding marketplace and form a trade and investment alliance with a marketplace that understands the gold business. This understanding could lead to the gradual broadening of our share register. We are considering an overseas stock exchange listing to give the company a broader capital base to facilitate the roll-out of the Gold Production Plan.

**Strong Asset Base**

The company's total assets stand at $51M in 2002-03 with net assets at $41.3M. The assets do not include the one million ounces of gold in the Inferred Mineral Resource.

**Successful Share Purchase Plans**

Charters Towers continues to receive strong support from shareholders. This strong support is appreciated and drives the management team to advance the company and its flagship project at Charters Towers. Over $3.9 million was raised in working capital. Additionally the Company completed the share buy-back of the PEI shareholding. The graphs below show the upward growth in the Company's market capitalisation over 10 years and the share price over the last two years.



Charters Towers Gold Mines Limited
Share Capital and Market Capital in Ten Years 1994-2003
Aus $ million
0
20
40
60
80
100
120
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Sep-03
Year
Share Capital (A$M)
Market Capital (A$M)


Charters
All Ords
M.Average (20)
Compiled by ASX - Australian Stock Exchange 05/10/2001 - 30/09/2003
Relative All Ords. Index
4900
3430
2590
1860
1470
1120
1050
840
Share Price
32¢
22¢
17¢
13¢
10¢
7¢
7¢
5¢
CTO Share Price
Moving Monthly Average
Relative All Ordinaries Index
Volume Traded
5000
4000
3000
2000
1000
x00
x000
5 Oct 2001
28 Dec 2001
29 Mar 2002
29 June 2002
27 Sep 2002
27 Dec 2002
28 Mar 2003
27 June 2003
26 Sep 2003
Week last indexed to 1000.0000 on 05/10/2001
1. Prices adjusted for issues

*Above: CTO Share Price increase compared to the ASX All Ordinaries Index over the last two years*

## Technical Management Team



**Christopher Towsey**
BSc (Hons), MSc, Dip Ed, FAusIMM, CP, MMICA, MAIG, MSME



**Jim Morrison**
MSc FAIMM



**Garry Foord**
AD (Mining Eng)
Dip Geoscience
MAIMM METM



**Richard Russell**
MSc

### Growth Period Approaching

Your company is entering a period of rapid growth and expansion, with the Warrior East mine nearing start-up. This will be followed by the Sunburst mine under Charters Towers in accordance with the Gold Production Plan. Since the Plan was released in September 2002, the US dollar gold price has risen dramatically. The Australian dollar exchange rate has also varied, keeping the Australian gold price within the A$500 to $600 band. Our projected cash cost of production remains at A$217 per ounce, maintaining our projected profit margins.

### Australian Gold Council

Your Chairman, John Foley, was again re-elected to the Board of the Australian Gold Council at their Annual General Meeting in April. The Council represents the Australian gold industry and encourages development and expansion of this vital Australian export industry.

### Queensland Mining Council

Mark Lynch, Managing Director, remains as a Director of the Queensland Mining Council. The Company continues to be involved in many of the committees of the Council and will be presenting with other Junior Resource companies at Mining 2003 in Brisbane at the end of October 2003.

www.ctgold.com.au

**Development Timing**
The current anticipated order of development of the mines is the Warrior, Sunburst, Brilliant and Goldtec. This has been determined by the level of data available, the speed that each mine can be brought into production and access to high ore grades to generate initial high revenue.

The Warrior Mine has a seven-month development time to gold production followed by the Sunburst at 11 months and then the Brilliant at 18 months. Detailed production planning is well advanced. The Warrior East area is about 5 kilometres southeast of the city and will be accessed by a new 900m decline from the area of the Washington open pit.

The Sunburst mine, located adjacent to the Brilliant mine, will be accessed by an extension of the existing Central Decline under the eastern edge and outskirts of the city.

**Transfield Services Alliance**
In June 2003 the Company and Transfield Services Limited (ASX code 'TSE') entered a Heads of Agreement to establish an alliance contract for Transfield Services to provide project management services associated with the development of the giant Charters Towers goldfield. CTGM believes this alliance will bring a level of management and systems sophistication not normally seen in underground mining. CTGM has developed the innovative GoldTec Mining System that is to be used as part of the deep underground development of several major mines at Charters Towers. Implementation of this innovation will draw on Transfield Services skills in detailed logistics planning of people, materials and equipment, together with execution of works by sub-contractors. Transfield Services has extensive experience at successfully implementing leading technologies and project managing the completion of projects on time and within budget. Transfield Services is a leading provider of maintenance services in the mining and other heavy industry sectors.

**Engineers Endorse Gold Plan**
Respected independent consulting mining engineers group Tennent, Isokangas Pty Ltd have endorsed CTGM's plan to take its Charters Towers Gold Project to production of 250,000 ozs of gold per annum.

TIP Director Dr Brian White, FAusIMM CP, FIE Aust, MMICA, says in a review of the GPP in October 2002:

*'. . . the GPP report provides a succinct but comprehensive summary of both the earlier and subsequent geological and other work that forms the basis of the postulations that project a total potential gold resource (to a depth of 2000 m) of 15 Moz. It appears that the resource projections are reasonable and realistic while also being conservative.'*

*'. . . With strong project management it should be feasible to subsequently mine this resource economically at the rate of 250,000 oz Au per annum, within normal bounds of mining risk.'*



Mobile
Crusher
Wet
Screening
Ore
Sorter
Loading
Bay
GoldTec Underground Ore Processing Station

## Executive Summary

The Gold Production Plan has the following features:

| | |
|---|---|
| • Gold resource potential | 15 million ounces |
| • Total planned gold production | 6.8 million ounces |
| • Gold production rate | 250 000 ounces per year |
| • Life of operation | 30 years |
| • NPV of project at discount rate of 12% (excluding cost of capital & taxation) | A$455 million |
| • Internal Rate of Return | 60.9% |
| • Gold production cost | A$217/ounce |
| • Development time – initial production | 6 months |
| – full production | 5 years |
| • Head grade to process plant | 13g/t |
| • Capital requirements | A$151M over 5 years |
| • Maximum negative cash position | A$60M in Year 2 |
| • Life of mine capital costs equate to | A$36/ounce recovered |
| • Life of project total revenues | A$4192 million |
| • Cash flow surplus | A$2460 million (undiscounted) |
| • Gold price | A$613/ounce<br>US$400 @A$1 = US$0.65 exchange rate |

- Operating costs amongst lowest in industry
- Positions CTGM in top 10 Australian Gold Producers
- CTGM controls 100% of Australia's richest major goldfield
- Gold process plant and mine infrastructure in place (A$49 million in assets)
- Project risks relatively low – successful trial mining and gold production, established operating and capital costs, sound environmental performance

The gold potential at Charters Towers is estimated to be 15 million ounces of gold. The estimation of mineralisation containing the gold has been extended to a vertical depth of 2000 metres based on a similar grade and payability to past production. This figure is based on sound geological reasoning, extrapolation of known resources, drilling, mineralisation, geological structures and historical payabilities in these assessments carried out by specialist geologists and consultants.

The figures are a guide to the Directors for future investment, cash flow planning and full development of the Project. All infrastructure necessary to begin processing the ore and contain the tailings is in place. Ore will initially be processed through a plant with 340,000 tonnes per annum capacity located 5km south of Charters Towers. The plant has produced 38,000 ounces of gold from trial mining. A tailings dam has been constructed and approved.

Environmental Authority No.MIM800084602, issued by the Queensland Environmental Protection Authority, is in place and will be reviewed in 2008.

The Charters Towers Gold Mines Gold Production Plan (GPP) was developed by CTGM's technical team, led by General Manager, Mining & Exploration, Mr Chris Towsey. A chartered professional geologist and highly experienced in gold reef systems, he has confirmed that the plan is based on sound geological reasoning, extrapolation of known resources, 154km of drilling, and historically-proven payabilities.

The plan outlines the strategy which CTGM proposes to adopt to take gold production to 250 000 ounces per year over a five-year exploration, development and production period, and to maintain this production level for 30 years, to produce a minimum of 6.8 million ounces of gold.

At June 30 2003 the total Mineral Resource was 3.7 million tonnes at 8.4 g/t Au containing one million ounces of gold in 26 separate geological entities. Contained within this Resource are:

| Classification | Tonnes | Grade |
|---|---|---|
| Probable Ore Reserve | 126 000 t | 6.6 g/t Au |
| Indicated Mineral Resources (underground) (includes Probable Ore Reserve) | 224 000 t | 7.5 g/t Au |
| Indicated Mineral Resource (open pit) | 95 000 t | 3.6 g/t Au |
| Inferred Mineral Resource | 3.4 million t | 8.6 g/t Au |

**Significant changes from June 30 2002 include:**

- Indicator kriging remodelling of E3 (Warrior East) and reclassification of Mineral Resources to Ore Reserves following mine design and economic evaluation
- Inclusion of leases controlled by agreement
- Identification of two new ore bodies, C24 (Brilliant Deeps Footwall) and E5 (Washington South)
- Recalculation of resources associated with the Brilliant and Sunburst areas
- Removal of Tailings resources following economic re-evaluation.

The mineral resource database includes 154 km of drilling (2271 holes) comprising 277 diamond-core holes (37 903m), 1234 RC holes (101 058m) and 760 other non-core holes (14 943m). The database also includes 936 mine face samples and 2 439m of costeans.

Details of other estimation criteria were published in the 1999 and 2000 Annual Reports.

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

Christopher Alan John Towsey is employed by CTGM as General Manager, Mining and Exploration.

Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.


LT 12

*Above: Chris Towsey, General Manager - Mining and Exploration.*

*Photograph courtesy frontpage of The Northern Miner newspaper*



Charters Towers Gold Mines controls this rich goldfield through adjacent and layered mineral tenements that have been diligently and persistently acquired since the company's listing in 1994. This prime mineral tenement holding comprises 1,724 hectares of granted Mining Leases, plus 3,000 hectares of granted Mineral Development Licences. The area under exploration title totals 203 square kilometres surrounding Charters Towers city and up to a ten-kilometre radius from the city.

At the end of June 2003, CTGM had completed 1100 drill holes totalling 92 672 metres, comprising 79 245 metres of Reverse Circulation and percussion drilling and 13 427 metres of diamond-core drilling. Total drilling in the ore reserve database including drilling by other companies on ground held by CTGM is 1844 holes totalling 148 509m comprising 108 692m of RC and 39 817m of diamond-core.

### Work in progress

Preparation continued during the year on the development of the underground exploration program. Work included selection of the Group Project Management, definition of decline extension contract and outlining potential stoping areas as targets for development.

During the year $1.4 million was spent on exploration. Our exploration has been successful with diamond-drilling in the Brilliant Gold Reef Project confirming the lode positions of the Brilliant and Day Dawn structures and detecting continuing mineralisation in these structures. Two new structures were identified, the Brilliant Deeps Footwall (designated C24) in the Central area and Washington South (E5) five kilometres south of the city. Over 2,000 m of reverse circulation drilling was completed on the Great Britain northwest of Charters Towers and other prospects to the east.

Surface geochemical sampling has located several new structures and confirmed extensions of known mineralisation. Sampling was undertaken over the Scandinavian, Mt Cenis, Merrie Monarch, Santiago South, Pinnacle and Mafeking deposits south of Charters Towers and the Cinesra deposit north of the airport. Extensive reinterpretation of aerial geophysics (magnetics and radiometrics) was undertaken and mapping conducted on selected prospects. Proposals were prepared for drilling identified targets.



*Above: Part of the Charters Towers Team (from left) Peter Taylor – Senior Geological Technican, Dannielle Brazier – Environmental Officer and Danny Stanford – Mine Site Foreman and Safety Co-ordinator.*

### Brilliant Gold Reef Project

A new public offer is required to raise the funds necessary to complete the underground exploration. A number of events delayed the issue of this offer including:

- The Responsible Entity for the project was placed under external administration which meant they could not issue securities. It was not until the end of the year that this situation was resolved, when the purchase of the Responsible Entity Licence by Teys Management Limited was finalised.
- CTGM currently have an application for a replacement product ruling for the new public offer. We are working with the Australian Taxation Office to finalise the approval before the new offer is released.

A new public offer is now planned for issue by December 2003.

### New Exploration Permits Granted

Two new Exploration Permits Minerals (EPMs) were granted by the Department of Natural Resources and Mines, namely EPM 13931 and EPM 13932. These two tenements expanded the area under exploration title to 203 square kilometres surrounding Charters Towers city.

www.ctgold.com.au

# Community, environment, safety and health

The Company continued to support local communities with personnel, labour and donations to local rodeo associations and entrants, All Soul's school, the Mines Charity Ball, Lions, St Johns Ambulance, the Country Music festival, the National Trust and the Outback Celebration.



*Above: Aerial view of the City of Charters Towers, sitting atop Australia's richest goldfield*

**Mine Open Day**

The Australian Gold Council organised Gold Week, the first national event for the industry, held in mid April, which showcased the industry to investors and the public. Charters Towers Gold Mines, as a service to the regional community, opened the underground mine for visitors. Dozens of visitors inspected the extensive surface and underground mine infrastructure owned by CTGM, the only mine at Charters Towers to open for underground inspection.

**Safety and Health**

The company had another successful year, with no serious incidents, Lost Time or Disabling Injuries reported and no reportable environmental incidents. The Lost Time Injury Frequency Rate (LTIFR) per million hours worked reduced from 32 last year to zero this year. The Disabling Injury Frequency Rate (DIFR), introduced last year under the NOSA Five Star risk management system, is zero. The DIFR is also calculated per million hours worked, but is a better measure of injury statistics. However, both measures are reactive, occurring after an incident has occurred. The Company has in place proactive measurement tools to prevent injuries occurring. These include reporting of hazards and near misses with a protocol for prioritising and promptly fixing the hazards before they result in incidents.

**Environment**

There were no reportable environmental incidents during the year. A new Environmental Management Overview Strategy (EMOS) for the Charters Towers Gold Project has been approved by the Environmental Protection Agency (EPA). This new EMOS replaces the three separate EMOS's that had evolved as the project expanded since 1994. In addition a single Plan of Operations, in compliance with the new EMOS, has also been approved by the EPA. The operating documents are in compliance with Queensland's stringent new Environmental Protection Act and Regulations. These combined environmental operating documents are a major achievement for the management team at Charters Towers. Charters Towers Gold has always endorsed Queensland's high environmental standards. These new permits will streamline environmental operations and compliance for the several mines to be developed.

## Contents

Your directors present their report together with the financial report of Charters Towers Gold Mines Limited and the consolidated financial report of the consolidated entity for the year ended 30th June, 2003 and the auditor's report therein.

## Directors

The following persons were directors of Charters Towers Gold Mines Limited during the whole of the financial year and up to the date of this report: **J J Foley**, **M J Lynch**, and **G J Barns**.

## Principal Activities

During the year the principal continuing activities of the consolidated entity consisted of exploration and development of the Charters Towers goldfield. There has been no significant change in the nature of these activities during the year.

## Dividends – Charters Towers Gold Mines Limited

No amount has been paid or declared by way of dividend by the Company during the year.
The directors do not recommend a dividend at this time.

## Review of Operations

A review of the consolidated entity's operations during the year and the results of these operations are disclosed elsewhere in the Annual Report.

## Significant Changes in the State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(a) Issue of ordinary shares in the Company as a result of:
- Options exercised @ 6 cents ........ 98,282
- Placement of ordinary shares @ 8 cents ........ 500,000
- Placement of ordinary shares @ 8 cents ........ 10,407,235
- Share Purchase Plan @ 7.5 cents ........ 25,454,700 & 1,522,624
- Placement of ordinary shares @ 8 cents ........ 500,000
- Exercise of Options @ 8 cents ........ 448,750
- Placement of ordinary shares @ 8 cents ........ 1,070,000
- Placement of ordinary shares @ 10 cents ........ 2,800,000
- Exercise of Options @ 8 cents ........ 45,000

(b) A decrease in ordinary fully paid shares in the Company as a result of:
- Share Buy Back and cancellation ........ 61,810,271

(c) Net cash received was used to retire debt and continue the exploration and development activities of the Company.

See Note 15 of the Financial Statements.

## Post Balance Date Events

Details of Post Balance Date Events are disclosed in Note 19 to the Financial Statements.

## Likely Developments and Expected Results of Operations

Likely developments in the operations of the consolidated entity are:

(a) the expansion of exploration activity aimed at increasing resources and reserves, and

(b) a resumption in mining activity based on the results of the exploration activity.

Additional comments on expected results are included in the review of operations.

## Information on Directors

| Director | Experience | Special Responsibilities | Particulars of Directors' Interests in ordinary shares and options of Charters Towers Gold Mines Limited |
|---|---|---|---|
| J J Foley<br>*BD, LLB, BL (Dub)* | Non-executive Chairman 9 years; Deputy Chairman 6 months; Director of the Australian Gold Council; Barrister. | Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety & Environment committees. | Refer Note 20(v) to the Financial Statements |
| M J Lynch | Managing Director for 9.5 years; former director of several companies involved in the mining industry; Director of the Queensland Mining Council. | Managing Director Member of Health, Safety & Environment committee. | Refer Note 20(v) to the Financial Statements |
| G J Barns<br>*BA, LLB* | Non-executive Director from 21 January 2002; former CEO of the Australian Gold Council. | Non-executive member of Audit and Finance, Remuneration and Health, Safety & Environment committees. | Refer Note 20(v) to the Financial Statements |

## Meetings of Directors

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2003, and the number of meetings attended by each director were:

| | Full Meeting of Directors | Audit & Finance | Health, Safety & Environment | Remuneration |
|---|---|---|---|---|
| **No. of meetings held:** | 9 | 2 | ** | 1 |
| **No. of meetings attended by:** | | | | |
| J J Foley | 9 | 2 | ** | 1 |
| M J Lynch | 9 | * | ** | * |
| G J Barns | 9 | 2 | ** | 1 |

* Not a member of the relevant committee

** Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.

## Directors' and Executives Emoluments

The remuneration committee, consisting of two non-executive directors, was formed to advise the Board on remuneration policies and practices generally, and make specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalised in a service agreement.

The Board, within the maximum amount approved by the shareholders from time to time, determines remuneration of non-executive directors. Non-executive directors are also entitled to statutory superannuation.

The Board undertakes an annual review of its performance and the performance of the Board committees against goals set at the start of the year.

Details of the nature and amount of each element of the emoluments of each director of Charters Towers Gold Mines Limited and each of the 5 officers of the company and consolidated entity receiving the highest emoluments are set out in the following tables.

## Non-executive Directors of Charters Towers Gold Mines Ltd

| Name | Directors' Annual Fee ($) | Superannuation ($) | Total ($) |
|---|---|---|---|
| J J Foley (Chairman) | 35,000 | 3,150 | 38,150 |
| G J Barns | 30,000 | 2,700 | 32,700 |

## Executive Director and other Officers of Charters Towers Gold Mines Ltd

| Name | Annual Fee ($) | Superannuation ($) | Total ($) |
|---|---|---|---|
| M J Lynch (Managing Director) | 191,711 | 16,380 | 208,091 |
| J F Lynch (Site Senior Executive) | 112,158 | 9,450 | 121,608 |
| R J Shand (Company Secretary) | 86,992 | 7,650 | 94,642 |

## Indemnification

The Company has not, save as is enshrined in the Company's constitution, during or since the end of the financial year, in respect of any person who is or has been an officer or auditor of the Company or any related body corporate:

(a) indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings; or

(b) paid or agreed to pay a premium in respect of a contract insuring against a liability from the costs or expenses to defend legal proceedings.

## Environmental Regulations

The consolidated entity is subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organisation has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

Level 1 incident major non-compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature.

Level 2 incident significant non-compliance resulting in regulatory action, however, environmental damage is only of a short term nature.

Level 3 incident minor non-compliance - no fine is imposed, however, regulatory authority is notified.

Level 4 incident non-compliance with internal policies and procedures. The incident is contained on site.

In the last year the following incidents have occurred.

| | Level 1 | Level 2 | Level 3 | Level 4 |
|---|---|---|---|---|
| **Incidents** | - | - | - | - |

The Company has a comprehensive internal reporting and monitoring system with regard to environmental management on the site. The Company employs an environmental assistant to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

This report is made in accordance with a resolution of the directors.

J J Foley
Chairman
29th September, 2003

M J Lynch
Director

# Corporate Governance

The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the company and its controlled entities (the consolidated entity) are properly managed. The function of the Board of Directors is clearly defined in the Company's Statement of Corporate Governance Principles and includes responsibility for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment and assessment of the performance of the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the Company and its controlled entities have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The directors are committed to the principles underpinning best practice in corporate governance. This is supported by an organisation-wide commitment to the highest standards of legislative compliance and ethical behaviour.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

## The Board of Directors

The Board operates in accordance with the broad principles set out in its Constitution:

- The Board is comprised of executive and non-executive directors with a majority of non-executive directors, including the Chairman.

  At the date of signing the directors' report the Board consisted of two non-executive directors and one executive director, Mr M J Lynch. Details of the directors are set out in the directors' report under the heading "Information on Directors".
- The Chairman should be a non-executive director unless, as a result of issues facing the consolidated entity, a two-thirds majority of the directors determine the Chairman shall be an executive director. Such an appointment will be subject to a defined term.
- Each director brings relevant complementary skills and experience to the Board.
- The Board has established a number of committees to assist the execution of its duties and to allow detailed consideration of complex issues. Current committees of the Board include the audit & finance and remuneration committees (consisting entirely of non-executive directors) and the health, safety and environment committee (consisting of one executive and two non-executive directors). Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate.

  Special purpose committees are established when warranted, however to date all situations requiring special purpose committees have been handled by the full Board. All matters determined by committees are submitted to the full Board for ratification.
- The Board annually reviews its performance and the performance of the Board committees against goals set at the start of the year. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings. Outcomes of the reviews will be documented together with the goals set for the coming year.

The Company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election subject to the following limitations:

- At least one director must retire by rotation and may stand for re-election.

Entities connected with Mr J J Foley and Mr M J Lynch had business dealings with entities in the consolidated entity during the year, as described in note 20 to the financial statements. The directors concerned declared their interests in those dealings to the company and took no part in decisions relating to them.

## Chairman

The Chairman of the Board is a non-executive director who is elected by the full Board.

## Executive Director

The individual performance of the executive director is reviewed by the full Board on an annual basis.

## Non-executive Directors

The individual performance of non-executive directors is reviewed by the Chairman on an annual basis.

All non-executive directors are regarded as independent. The company defines "independent" as independent of the executive management and of business or other relationships that could otherwise detract from a director's ability to act impartially in the Company's best interests.

## Independent Professional Advice

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

## Remuneration Committee

The remuneration committee consists of the following non-executive directors: J J Foley (Chairman) and G J Barns.

The remuneration committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation and retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and other terms of employment for the Managing Director are formalised in service agreements.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time as set out in the Company's Constitution. Non-executive directors are also entitled to retirement benefits in accordance with statutory superannuation guarantee requirements.

Further information on directors' and executives' remuneration is set out in the directors' report and note 20 to the financial statements.

## Audit & Finance Committee

The audit & finance committee consists of the following non-executive directors: J J Foley (Chairman) and G J Barns.

The main responsibilities of the audit & finance committee are to:

- review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
    - effectiveness and efficiency of operations
    - reliability of financial reporting
    - compliance with applicable laws and regulations
- determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from management and the external auditors. It also meets with the external auditor. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit and finance committee or the Chairman of the Board.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

## Health, Safety and Environment Committee

The Health, Safety & Environment committee consists of the following executive and non-executive directors: J J Foley (Chairman), G J Barns and M J Lynch.

The consolidated entity recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) has been established by mine management. The EHSMS is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- comply with all relevant legislation
- continually assess and improve the impact of its operations on the environment
- encourage employees to actively participate in the management of environmental and OH&S issues, and
- use energy and other resources efficiently

Information on compliance with significant environmental regulations is set out in the directors' report.

## Ethical Standards

Unethical conduct will not be tolerated. The Code of Ethical Business Standards (the Code) as adopted by the Board sets out ethical standards expected of all directors and employees. The Code covers:

- professional conduct
- trading in company securities
- supplier relations
- the environment
- compliance with laws and regulations
- customer relations
- other employees
- conflicts of interest

The Code is reviewed and updated as necessary to ensure it reflects the highest standards of integrity and professionalism.

## Shareholders

Shareholders are informed of the activities of the Company through annual and quarterly reports and are encouraged to attend the general meeting. The Company also maintains and detailed and informative website (www.ctgold.com.au). Shareholders are invited to advise the Company of their email addresses and we email announcements to shareholders once they have been released to the ASX.

**Charters Towers Gold Mines Ltd and controlled entities**
For the year ended 30 June 2003

| | | Consolidated | | The Company | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | 2003 | 2002 |
| | Note | $ | $ | $ | $ |
| Revenue from ordinary activities | 2 | 48,075 | 2,605,874 | 1,776,573 | 529,519 |
| Total revenue from ordinary activities | 2 | 48,075 | 2,605,874 | 1,776,573 | 529,519 |
| Expenses from ordinary activities excluding borrowing costs | 3 | (3,061,621) | (6,923,911) | (2,986,605) | (5,119,554) |
| Borrowing costs expense | | (670,760) | (379,216) | (670,760) | (377,085) |
| Loss from ordinary activities before related income tax expense | | (3,684,306) | (4,697,253) | (1,880,792) | (4,967,120) |
| Income tax (expense)/benefit relating to ordinary activities | 5(a) | 0 | 0 | 0 | 0 |
| Loss from ordinary activities after related income tax expenses | | (3,684,306) | (4,697,253) | (1,880,792) | (4,967,120) |
| Net loss attributable to members of the parent entity | | (3,684,306) | (4,697,253) | (1,880,792) | (4,967,120) |
| Net increase in asset revaluation reserve | 16 | 0 | 2,326,215 | 0 | 6,446,785 |
| Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity | | 0 | 2,326,215 | 0 | 6,446,785 |
| Total changes in equity from non-owner related transactions attributable to the members of the parent entity | | (3,684,306) | (2,371,038) | (1,880,792) | 1,479,665 |
| Basic earnings per share | 6 | (1.2 Cents) | (1.4 Cents) | | |
| Diluted earnings per share | 6 | (1.1 Cents) | (1.4 Cents) | | |

*The accompanying notes form part of these financial statements.*

**Charters Towers Gold Mines Ltd and controlled entities**
As at 30 June 2003

| | | Note | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|---|
| **Current assets** | | | | | | |
| | Cash assets | 7 | 554,247 | 1,202,188 | 552,968 | 0 |
| | Receivables | 8 | 12,410 | 383,223 | 1,266,410 | 179,723 |
| | Inventories | 9 | 431,078 | 431,078 | 431,078 | 431,078 |
| | Total current assets | | 997,735 | 2,016,489 | 2,250,456 | 610,801 |
| **Non-current assets** | | | | | | |
| | Property, plant & equipment | 10 | 49,499,255 | 48,924,285 | 49,238,860 | 48,919,286 |
| | Other | 11 | 500,304 | 500,304 | 500,304 | 500,304 |
| | Total non-current assets | | 49,999,559 | 49,424,589 | 49,739,164 | 49,419,590 |
| **Total assets** | | | 50,997,294 | 51,441,078 | 51,989,620 | 50,030,391 |
| **Current liabilities** | | | | | | |
| | Payables | 12 | 1,259,557 | 1,228,806 | 1,079,663 | 780,807 |
| | Interest-bearing liabilities | 13 | 7,740,795 | 5,314,763 | 7,740,795 | 5,316,202 |
| | Current tax liabilities | | 0 | 128,937 | 0 | 6,107 |
| | Provisions | 14 | 195,205 | 76,505 | 195,205 | 76,505 |
| | Total current liabilities | | 9,195,557 | 6,749,011 | 9,015,663 | 6,179,621 |
| **Non-current liabilities** | | | | | | |
| | Payables | 12 | 0 | 0 | 210,003 | 0 |
| | Interest-bearing liabilities | 13 | 13,708 | 0 | 13,708 | 0 |
| | Provisions | 14 | 500,304 | 500,304 | 500,304 | 500,304 |
| | Total non-current liabilities | | 514,012 | 500,304 | 724,015 | 500,304 |
| **Total liabilities** | | | 9,709,569 | 7,249,315 | 9,739,678 | 6,679,925 |
| **Net assets** | | | 41,287,725 | 44,191,763 | 42,249,942 | 43,350,466 |
| **Equity** | | | | | | |
| | Contributed equity | 15 | 55,052,965 | 54,272,697 | 55,052,965 | 54,272,697 |
| | Asset revaluation reserve | 16 | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 |
| | Capital profits reserve | 16 | 571,430 | 571,430 | 0 | 0 |
| | Accumulated losses | 17 | (26,361,494) | (22,677,188) | (24,827,847) | (22,947,055) |
| **Total Equity** | | | 41,287,725 | 44,191,763 | 42,249,942 | 43,350,466 |

*The accompanying notes form part of these financial statements.*

**Charters Towers Gold Mines Ltd and controlled entities**
For the year ended 30 June 2003

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| **Cash flows from operating activities** | | | | |
| GST refunded by ATO | 87,121 | 0 | 87,121 | 0 |
| Brilliant Gold Reef Project exploration fees | 203,500 | 2,350,000 | 0 | 0 |
| Other cash receipts | 41,343 | 294,722 | 41,343 | 528,256 |
| Cash receipts in the course of operations | 331,964 | 2,644,722 | 128,464 | 528,256 |
| Other payments to suppliers and employees | (2,031,076) | (2,404,405) | (1,010,082) | (1,488,600) |
| GST paid to ATO | (147,667) | (100,338) | (17,033) | (100,338) |
| Cash payments in the course of operations | (2,178,743) | (2,504,743) | (1,027,115) | (1,588,938) |
| Interest received | 6,732 | 10,038 | 5,230 | 10,038 |
| Borrowing costs paid | (575,876) | (335,734) | (575,876) | (335,734) |
| *Net cash used in operating activities* | (2,415,923) | (185,717) | (1,469,297) | (1,386,378) |
| **Cash flows from investing activities** | | | | |
| Payments for property, plant and equipment | (38,336) | (30,740) | (38,336) | (33,706) |
| Payments for other assets | 0 | 0 | 0 | 0 |
| Payments for: | | | | |
| Exploration, evaluation and development expenditure | (1,395,001) | (648,384) | (1,139,279) | (648,384) |
| Loans to other entities | 0 | (35,000) | 0 | (35,000) |
| Net cash (used in)/provided by investing activities | (1,433,337) | (714,124) | (1,177,615) | (717,090) |
| **Cash flows from financing activities** | | | | |
| Proceeds from issues of shares | 3,865,136 | 4,290,713 | 3,865,136 | 4,290,713 |
| Proceeds of borrowings | 0 | 443,689 | 0 | 443,689 |
| Cash repayment of borrowings | (663,817) | (25,000) | (663,817) | (25,000) |
| Share buy back | 0 | (2,807,589) | 0 | (2,807,589) |
| Net cash provided by financing activities | 3,201,319 | 1,901,813 | 3,201,319 | 1,901,813 |
| Net (decrease)/increase in cash held | (647,941) | 1,001,972 | 554,407 | (201,655) |
| Cash at the beginning of the financial year | 1,202,188 | 200,216 | (1,439) | 200,216 |
| Cash at the end of the financial year | 554,247 | 1,202,188 | 552,968 | (1,439) |

The accompanying notes form part of these financial statements.

## Charters Towers Gold Mines Ltd and controlled entities

For the year ended 30 June 2003

### (i) Reconciliation of cash

For the purpose of the Statements of Cash Flows cash includes Cash at bank, Cash on Deposit and any cash balances held by third parties.

Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| Cash | 554,247 | 1,202,188 | 552,968 | 0 |
| Current interest bearing liabilities | 0 | 0 | 0 | (1,439) |
| | 554,247 | 1,202,188 | 552,968 | (1,439) |

### (ii) Reconciliation of net cash (used in)/ provided by operating activities to net (loss)/profit

| | | | | |
|---|---|---|---|---|
| Net loss for year | (3,684,306) | (4,697,253) | (1,880,792) | (4,967,120) |
| Non-cash items | | | | |
| Depreciation and amortisation | 876,412 | 2,188,008 | 876,086 | 2,187,974 |
| Expenses settled by non-cash consideration | 63,000 | 218,945 | 63,000 | 218,945 |
| Bad debts written off | 35,000 | 0 | 35,000 | 0 |
| Increase in operating provisions | 61,346 | 12,195 | 61,346 | 12,195 |
| (Decrease)/Increase in operating creditors | (103,188) | 655,009 | 497,750 | 84,180 |
| Diminution in value of investments | 0 | 1,771,431 | 0 | 10,000 |
| Write down of balance with subsidiary company | 0 | 0 | 0 | 1,198,000 |
| Decrease/(Increase) in operating receivables | 335,813 | (334,052) | (1,121,687) | (130,552) |
| Net cash (used in)/provided by operating activities | (2,415,923) | (185,717) | (1,469,297) | (1,386,378) |

### (iii) Financing Facilities

| | | | | |
|---|---|---|---|---|
| The total facilities available are: | 7,490,513 | 5,000,000 | 7,490,513 | 5,000,000 |
| Facilities utilised at balance date: | 7,490,513 | 5,000,000 | 7,490,513 | 5,000,000 |
| Facilities not utilised at balance date: | 0 | 0 | 0 | 0 |

**Charters Towers Gold Mines Ltd and controlled entities**
For the year ended 30 June 2003

## 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

### (a) Basis of preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

### (b) Principles of consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown *as a separate item in the consolidated financial statements.*

Transactions eliminated on consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

### (c) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue. Revenue is recognised when control of the goods or service passes to the customer. The exploration fees derived from the Brilliant Gold Reef Project are recognised when the participant has paid for the unit in full.

Interest revenue

Interest revenue is recognised as it accrues.

Sale of non-current assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

### (d) Goods and services tax

*Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where* the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

**(e) Borrowing costs**

Borrowing costs include interest and costs that are directly attributable to the borrowing.

**(f) Taxation – Note 5**

The consolidated entity adopts the liability method of tax effect accounting.

Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless future realisation of the loss is virtually certain.

**(g) Acquisition of assets**

All assets acquired including property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years.Costs that do not meet the criteria for capitalisation are expensed as incurred.

**(h) Valuation of non-current assets**

Plant and equipment previously carried at cost less accumulated depreciation is carried at fair value as at 30 June 2003 less accumulated depreciation.

**(i) Inventories – Note 9**

Inventories are valued using the weighted average basis and are carried at the lower of cost and net realisable value.

**(j) Investments – Notes 11 and 21**

**Controlled entities**

All controlled entities in which the Company has an investment are fully owned. These investments are eliminated in the financial statements on consolidation.

**(k) Exploration, evaluation and development expenditure – Note 10**

This represents exploration, evaluation and development costs incurred in active areas of interest for which it has been established, to the satisfaction of the directors, that either economically recoverable reserves exist sufficient to fully recoup the carried forward costs, or where a reasonable assessment of the existence or otherwise of economically recoverable reserves cannot yet be made. The costs comprise direct exploration and evaluation costs and an appropriate portion of directly related overhead expenses. They do not include general overheads or administrative expenses not directly related to areas of interest.

Exploration, evaluation and development expenditure which does not meet the above criteria is written off as incurred.

Mining interests are amortised in accordance with the policy stated in (m) below.

**(l) Recoverable amount of non-current assets valued on cost basis**

The carrying amounts of non-current assets valued on the cost or fair value basis, other than exploration and evaluation expenditure carried forward (refer Note 1(k)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

**(m) Depreciation and amortisation**

**Useful lives**

All assets are depreciated/amortised using the straight line method over their estimated useful lives, with the exception of carried forward exploration, evaluation and development costs which are amortised on a units of production basis over the life of the economically recoverable reserves. Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

The depreciation/amortisation rates used for each class of asset are as follows:

| | 2003 | 2002 |
|---|---|---|
| Plant and equipment | 13-20% | 13-20% |
| Computer equipment | 27-40% | 27-40% |
| Motor vehicles | 20% | 20% |

**(n) Payables**

Liabilities are recognised for amounts to be paid in the future for goods or services received.

**(o) Employee entitlements – Note 14**

**Wages, salaries and annual leave**

The provisions for employee entitlements to annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated including related on-costs.

**Superannuation plan**

The Company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are charged against income as they are made.

**(p) Provisions**

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

**(q) Restoration**

Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified.

Provisions are made for mine site rehabilitation and restoration on an incremental basis during the course of mine life (which includes the mine closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Significant uncertainty exists as to the amount of restoration obligations which will be incurred due to the following factors:

- uncertainty as to the remaining life of existing operating sites
- the impact of changes in environmental legislation.

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **2 REVENUE FROM ORDINARY ACTIVITIES** | | | | |
| Exploration fees from the Brilliant Gold Reef Project | 0 | 2,540,000 | 0 | 0 |
| Brilliant Gold Reef Project expenses reimbursed | 0 | 0 | 1,730,000 | 468,534 |
| Short term equipment hire | 35,120 | 38,863 | 35,120 | 38,863 |
| Interest received | 6,732 | 10,038 | 5,230 | 5,149 |
| Gross proceeds from sale of non-current assets | 0 | 0 | 0 | 0 |
| Insurance proceeds received | 0 | 16,973 | 0 | 16,973 |
| Grants Received | 6,223 | 0 | 6,223 | 0 |
| Total revenue from ordinary operating activities | 48,075 | 2,605,874 | 1,776,573 | 529,519 |

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **3 LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE HAS BEEN ARRIVED AT AFTER CHARGING THE FOLLOWING ITEMS:** | | | | |
| Depreciation and amortisation of non-current assets | 876,412 | 2,188,008 | 876,086 | 2,187,974 |
| Commissions paid | 0 | 343,852 | 0 | 0 |
| Consultancy Fees | 0 | 533,587 | 0 | 533,587 |
| Contractors | 22,325 | 413,327 | 22,325 | 413,327 |
| Staff Costs | 820,974 | 413,836 | 820,974 | 413,836 |
| Mineral tenement charges | 196,261 | 155,378 | 196,261 | 155,378 |
| Net (gain)/loss on sale of non-current investments | 0 | 0 | 0 | 0 |
| Net loss on write down of non-current investments | 0 | 1,771,431 | 0 | 10,000 |
| Write off of intercompany balance | 0 | 0 | 0 | 1,198,000 |
| Bad debts written off | 35,000 | 0 | 35,000 | 0 |
| Other expenses from ordinary activities | 1,110,649 | 1,104,492 | 1,035,959 | 207,452 |
| Total expenses from ordinary activities excluding borrowing costs | 3,061,621 | 6,923,911 | 2,986,605 | 5,119,554 |

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **4 AUDITORS' REMUNERATION** | | | | |
| Audit services: | | | | |
| Auditors of the Company - Court & Co | 15,037 | 14,231 | 15,037 | 14,231 |
| Other services: | | | | |
| Auditors of the Company - Court & Co | 3,900 | 1,872 | 3,900 | 1,872 |

## 5 TAXATION

### (a) Income tax expense

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| Prima facie income tax benefit calculated at 30% (2002: 30%) on the (loss)/profit from ordinary activities | (1,105,292) | (1,409,176) | (564,238) | (1,490,136) |
| Decrease / (Increase) in income tax benefit due to : | | | | |
| (I) Temporary timing differences | (471,108) | 586,179 | (394,490) | 417,149 |
| (II) Permanent timing differences | 675 | 3,116 | 774 | 3,116 |
| Deferred income tax asset not recognised | 1,575,725 | 819,882 | 957,954 | 1,069,871 |
| Income tax attributable to net loss for year | 0 | 0 | 0 | 0 |

(b) At 30 June 2003 consolidated deferred tax assets of $10,918,367 ($9,662,179 at 30 June 2002) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2002 30%) have not been recognised as an asset.

At 30 June 2003 the company had deferred tax assets of $10,300,597 ($9,912,168 at 30 June 2002) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2002 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:

(i) the company and / or the economic entity derive future assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;

(ii) the company and / or the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2003 and 30 June 2002 the entity had a nil balance on the franking credit account.

| | Consolidated | |
|---|---|---|
| | 2003 No. | 2002 No. |
| **6 EARNINGS PER SHARE** | | |
| *Weighted average number of ordinary shares used in the calculation of basic earnings per share* | 316,800,625 | 335,976,979 |
| Options on issue at 30 June 2003 treated as potential ordinary shares | 26,213,485 | |
| Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share | 343,014,110 | 335,976,979 |
| Adjusted net loss used in calculating basic and diluted earnings per share | $3,684,306 | $4,967,120 |

Further details of these securities are contained in Note 15.

Since 30 June 2003 a total of 1,000,500 ordinary shares of the company have been subscribed for by the exercise of options. A further 9,531,444 shares have been issued pursuant to the June 2003 share purchase plan.

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| **7 CASH ASSETS** | | | | |
| Cash | 554,247 | 1,202,188 | 552,968 | 0 |
| | 554,247 | 1,202,188 | 552,968 | 0 |
| **8 RECEIVABLES** | | | | |
| Current | | | | |
| Trade debtors | 0 | 203,500 | 1,254,000 | 0 |
| Loans receivable | 0 | 35,000 | 0 | 35,000 |
| Security bonds | 10,100 | 13,250 | 10,100 | 13,250 |
| Prepayments | 2,310 | 131,473 | 2,310 | 131,473 |
| | 12,410 | 383,223 | 1,266,410 | 179,723 |
| **9 INVENTORIES** | | | | |
| Current | | | | |
| Spare parts and stores - at cost | 431,078 | 431,078 | 431,078 | 431,078 |

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **10 PROPERTY, PLANT AND EQUIPMENT** | | | | |
| Exploration, Evaluation and Development expenditure | | | | |
| Costs carried forward in respect of areas of interest: | 29,611,092 | 28,704,848 | 29,611,092 | 28,704,848 |
| Costs incurred in period | 1,395,001 | 3,924,673 | 1,139,279 | 3,924,673 |
| Costs written off during period | 0 | (3,018,429) | 0 | (3,018,429) |
| | 31,006,093 | 29,611,092 | 30,750,371 | 29,611,092 |
| Less: Accumulated amortisation | (1,142,988) | (1,142,988) | (1,142,988) | (1,142,988) |
| Total exploration, evaluation and development expenditure | 29,863,105 | 28,468,104 | 29,607,383 | 28,468,104 |

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| Mining Tenements - at independent valuation | | | | |
| Independent valuation brought forward | 12,644,625 | 11,075,559 | 12,644,625 | 11,075,559 |
| Cost of tenements acquired during the year | 0 | 1,356,250 | 0 | 1,356,250 |
| | 12,644,625 | 12,431,809 | 12,644,625 | 12,431,809 |
| Net revaluation increment | 0 | 212,816 | 0 | 212,816 |
| Less: Accumulated amortisation | 0 | 0 | 0 | 0 |
| Total mining tenements | 12,644,625 | 12,644,625 | 12,644,625 | 12,644,625 |
| Freehold Land and Buildings - at directors' valuation | | | | |
| Carrying amount at beginning of year | 518,548 | 151,048 | 518,548 | 151,048 |
| Acquired in year | 0 | 367,500 | 0 | 367,500 |
| Carrying amount at end of year | 518,548 | 518,548 | 518,548 | 518,548 |
| Plant and Equipment | | | | |
| Carrying amount at beginning of year | 7,293,008 | 3,365,411 | 7,288,009 | 3,365,411 |
| Additions during year | 56,381 | 41,848 | 56,381 | 36,619 |
| Disposals during year | 0 | 0 | 0 | 0 |
| Less: depreciation charged in year | (876,412) | (1,086,378) | (876,086) | (1,086,148) |
| | 6,472,977 | 2,320,881 | 6,468,304 | 2,315,882 |
| Increment arising on independent valuation | 0 | 4,972,127 | 0 | 4,972,127 |
| Carrying amount at end of year | 6,472,977 | 7,293,008 | 6,468,304 | 7,288,009 |
| | 49,499,255 | 48,924,285 | 49,238,860 | 48,919,286 |

All Property, Plant and Equipment except exploration, evaluation and development expenditure was independently revalued to fair value as at 30 June 2002.

**PROPERTY, PLANT and EQUIPMENT CARRYING VALUES**

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| Exploration, Evaluation and Development expenditure at cost | 31,006,093 | 29,611,092 | 30,750,371 | 29,611,092 |
| Less: Accumulated amortisation | (1,142,988) | (1,142,988) | (1,142,988) | (1,142,988) |
| Carrying value at 30 June | 29,863,105 | 28,468,104 | 29,607,383 | 28,468,104 |
| Mining Tenements at Fair Value | 12,644,625 | 12,644,625 | 12,644,625 | 12,644,625 |
| Less: Accumulated amortisation | 0 | 0 | 0 | 0 |
| Carrying value at 30 June | 12,644,625 | 12,644,625 | 12,644,625 | 12,644,625 |
| Freehold Land and Buildings at Directors Valuation | 518,548 | 518,548 | 518,548 | 518,548 |
| Less: Accumulated depreciation | 0 | 0 | 0 | 0 |
| Carrying value at 30 June | 518,548 | 518,548 | 518,548 | 518,548 |
| Plant and Equipment at Fair Value | 7,349,389 | 7,293,008 | 7,344,390 | 7,288,009 |
| Less: Accumulated depreciation | (876,412) | 0 | (876,086) | 0 |
| Carrying value at 30 June | 6,472,977 | 7,293,008 | 6,468,304 | 7,288,009 |
| Total Carrying value | 49,499,255 | 48,924,285 | 49,238,860 | 48,919,286 |

| | | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| **11 OTHER ASSETS: NON-CURRENT** | | | | | |
| Security deposit against restoration costs lodged with Department of Natural Resources and Mines | | 500,304 | 500,304 | 500,304 | 500,304 |
| Investment in unlisted company (at Director's valuation) | | | | | |
| Carrying amount at beginning of year | | 0 | 5,900,001 | 0 | 10,000 |
| Revaluation decrement | | 0 | (5,900,001) | 0 | (10,000) |
| | | 0 | 0 | 0 | 0 |
| Total other assets - non-current | | 500,304 | 500,304 | 500,304 | 500,304 |

The investment in the unlisted company comprises an interest of approximately 25% of the ordinary share capital of My Community Pty Limited (In Administration) (Formerly Internova Pty Limited), an internet technology company. At 30 June 2002 this investment was written down to a carrying value of nil. The original cost of the investement was $2,000,000.

| | | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| **12 PAYABLES** | | | | | |
| Current | Trade creditors | 533,768 | 1,032,803 | 351,687 | 541,473 |
| | Sundry creditors and accrued expenses | 725,789 | 196,003 | 727,976 | 239,334 |
| | | 1,259,557 | 1,228,806 | 1,079,663 | 780,807 |
| Non-current | Balances with Subsidiary Companies | 0 | 0 | 210,003 | 0 |
| **13 INTEREST-BEARING LIABILITIES** | | | | | |
| Current | | | | | |
| Unsecured liabilities | | | | | |
| | Bank overdraft | 0 | 0 | 0 | 1,439 |
| | Loans from director | 103,238 | 144,055 | 103,238 | 144,055 |
| | Loans from director related entities | 59,664 | 64,664 | 59,664 | 64,664 |
| | Loans from other related parties | 0 | 0 | 0 | 0 |
| | Loans from unrelated parties | 83,044 | 106,044 | 83,044 | 106,044 |
| | | 245,946 | 314,763 | 245,946 | 316,202 |
| Secured liabilities | | | | | |
| | Loans from unrelated parties | 7,490,513 | 5,000,000 | 7,490,513 | 5,000,000 |
| | Lease Liability | 4,336 | 0 | 4,336 | 0 |
| | | 7,494,849 | 5,000,000 | 7,494,849 | 5,000,000 |
| | | 7,740,795 | 5,314,763 | 7,740,795 | 5,316,202 |
| Non current: | | | | | |
| | Lease Liability | 13,708 | 0 | 13,708 | 0 |

**Security for loan facility**
The loan facility extended to the company is secured by:
(i) a first registered fixed and floating charge over all assets and undertakings of the company; and
(ii) a first registered mortgage over all Mining Leases and Mineral Development Licences held by the company.

| | | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| **14 PROVISIONS** | | | | | |
| Current | Employee entitlements | 137,851 | 76,505 | 137,851 | 76,505 |
| | Restoration, rehabilitation and environmental | 0 | 0 | 0 | 0 |
| | *Share Purchase Plan Refunds (refer note 15)* | 57,354 | 0 | 57,354 | 0 |
| | | 195,205 | 76,505 | 195,205 | 76,505 |

At 30 June 2003 the economic entity and the company had 16 equivalent full time employees (2002: 15).

| | | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| Non - current | Restoration, rehabilitation and environmental | 500,304 | 500,304 | 500,304 | 500,304 |
| | | 500,304 | 500,304 | 500,304 | 500,304 |

The provision for restoration, rehabilitation and environmental work has been classified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal amount held by the Queensland Department of Natural Resources and Mines.

## 15 CONTRIBUTED EQUITY

| | The Company | | The Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **(a) Issued share capital** | Shares | Shares | $ | $ |
| Ordinary shares | 317,013,299 | 335,976,979 | 55,052,965 | 54,272,697 |

**(b)** Movements in contributed equity of the company during the year ended 30 June 2003 were as follows:

| Date | Details | Number of Shares | Issue/ (Buy back) Price | $ |
|---|---|---|---|---|
| 2 July 2002 | Ordinary shares issued | 98,282 | 6 cents | $5,897 |
| 5 November 2002 | Ordinary shares issued | 500,000 | 8 cents | $40,000 |
| 29 November 2002 | Cancellation of shares* | (61,810,271) | 5 cents | ($3,090,514) |
| 9 December 2002 | Ordinary shares issued | 10,407,235 | 8 cents | $832,579 |
| 14 February 2003 | Ordinary shares issued | 25,454,700 | 7.5 cents | $1,909,103 |
| 18 March 2003 | Ordinary shares issued | 2,022,624 | 7.5 cents | $151,697 |
| 18 March 2003 | Conversion of options | 448,750 | 8 cents | $35,900 |
| 18 March 2003 | Ordinary shares issued | 1,070,000 | 8 cents | $85,600 |
| 30 May 2003 | Ordinary shares issued | 2,800,000 | 10 cents | $280,000 |
| 30 May 2003 | Conversion of options | 45,000 | 8 cents | $3,600 |
| 30 June 2003 | Monies subscribed under Share Purchase Plan ** | | 12 cents | $526,407 |
| Total movement for year ended 30 June 2003 | | (18,963,680) | | $780,268 |
| Balance at 30 June 2003 | | 317,013,299 | | $55,052,965 |

* Shares held by Princeton Economics International

** Representing monies subscribed as at 30 June 2003 under the June 2003 Share Purchase Plan, net of a provision for monies refunded to shareholders after 30 June 2003 (refer note 14). The shares subscribed for under the June 2003 Share Purchase Plan were allotted on 21 July 2003.

### Options for Ordinary Shares

| | | The Company | |
|---|---|---|---|
| (a) | The terms, amounts and number of ordinary shares of the company reserved for issuance under options and sales contracts are as follows: | 2003 | 2002 |
| 1. | Number of 15 cent options on issue at 30 June, each convertible into one ordinary share | 13,000,000 | 13,000,000 |
| | Exercise price | 15 cents | 15 cents |
| | Expiry date | 1 Jan 2005 | 1 Jan 2005 |
| 2. | Number of 8 cent options on issue at 30 June, each convertible into one ordinary share | 9,913,485 | Nil |
| | Exercise price | 8 cents | |
| | Expiry date | 1 Dec 2003 | |
| 3. | Number of 8 cent options on issue at 30 June, each convertible into one ordinary share | 1,070,000 | Nil |
| | Exercise price | 8 cents | |
| | Expiry date | 17 March 2004 | |
| 4. | Number of 10 cent options on issue at 30 June, each convertible into one ordinary share | 2,800,000 | Nil |
| | Exercise price | 10 cents | |
| | Expiry date | 30 May 2004 | |

(b) Movements in the company's share options during the year ended 30 June 2003 were as follows:

Number of options on issue at 30 June 2003, each convertible into one ordinary share:

*Exercise Price 15 cents, expiry date 1 January 2005* 13,000,000

| Date | Details | Number of Options | Price | $ |
|---|---|---|---|---|
| 9-Dec-02 | Issued, exercise price 8 cents, expiry date 9 December 2003 | 10,407,235 | Nil | Nil |
| 17-Mar-03 | Exercised at 8 cents | (448,750) | 8 cents | 35,900 |
| 17-Mar-03 | Issued, exercise price 8 cents, expiry date 17 March 2004 | 1,070,000 | Nil | Nil |
| 30-May-03 | Issued, exercise price 10 cents, expiry date 30 May 2004 | 2,800,000 | Nil | Nil |
| 30-May-03 | Exercised at 8 cents | (45,000) | 8 cents | 3,600 |

*Number of options on issue at 30 June 2003, each convertible into one ordinary share:*

| | |
|---|---|
| Exercise price 15 cents, expiry date 1 January 2005 | 13,000,000 |
| Exercise price 8 cents, expiry date 9 December 2003 | 9,913,485 |
| Exercise price 8 cents, expiry date 17 March 2004 | 1,070,000 |
| Exercise price 8 cents, expiry date 30 May 2004 | 2,800,000 |

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| **16 RESERVES** | | | | |
| (a) *Composition:* | | | | |
| Asset revaluation reserve | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 |
| Capital profits reserve | 571,430 | 571,430 | 0 | 0 |
| | 12,596,254 | 12,596,254 | 12,024,824 | 12,024,824 |
| (b) Movements: | | | | |
| Asset revaluation reserve | | | | |
| Balance at beginning of year | 12,024,824 | 9,698,609 | 12,024,824 | 5,578,039 |
| Decrement on directors revaluation of non - current investments at 30 June 2002 | 0 | (4,120,570) | 0 | 0 |
| Increment on independent valuation of mining tenements at 30 June 2002 | 0 | 1,474,658 | 0 | 1,474,658 |
| Increment on independent valuation of plant and equipment at 30 June 2002 | 0 | 4,972,127 | 0 | 4,972,127 |
| Balance at end of year | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 |
| *Capital profits reserve* | | | | |
| Balance at beginning of year | 571,430 | 571,430 | 0 | 0 |
| Balance at end of year | 571,430 | 571,430 | 0 | 0 |

(c) Nature and purpose of reserves

Asset Revaluation
The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

Capital profits
Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve. Refer to accounting policy Note 1(c).

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **17 ACCUMULATED LOSSES** | | | | |
| Accumulated losses at beginning of year | (22,677,188) | (17,979,935) | (22,947,055) | (17,979,935) |
| Net loss for the year | (3,684,306) | (4,697,253) | (1,880,792) | (4,967,120) |
| Accumulated losses at the end of the year | (26,361,494) | (22,677,188) | (24,827,847) | (22,947,055) |

## 18 COMMITMENTS FOR EXPENDITURE

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| Finance Lease Commitments | | | | |
| Payable: | | | | |
| - not later than one year | 6,499 | 0 | 6,499 | 0 |
| - later than one year but not later than five years | 16,247 | 0 | 16,247 | 0 |
| Minimum lease payments | 22,746 | 0 | 22,746 | 0 |
| Less future finance charges | (4,702) | 0 | (4,702) | 0 |
| Total lease liability | 18,044 | 0 | 18,044 | 0 |

The finance lease is over office equipment and is a 4 year lease which commenced in January 2003

**Exploration expenditure commitments**

The economic entity and the company have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| Payable: | | | | |
| - not later than one year | 290,000 | 325,000 | 290,000 | 325,000 |
| - later than one year but not later than five years | 1,173,000 | 330,000 | 1,173,000 | 330,000 |
| | 1,463,000 | 655,000 | 1,463,000 | 655,000 |

**Operating lease commitments**

Operating Lease Commitments in respect of non-cancellable operating leases contracted for but not capitalised in the financial statements

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| Payable: | | | | |
| - not later than one year | 28,829 | 18,480 | 28,829 | 18,480 |
| - later than one year but not later than five years | 29,982 | 58,811 | 29,982 | 58,811 |
| | 58,811 | 77,291 | 58,811 | 77,291 |

The general terms of the operating lease commitments disclosed above are:

i. a non-cancellable property lease with an term of 3 years, of which 2 years remains. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.

ii. Non-cancellable leases for rental of office equipment with terms of between 3 and 5 years. Rentals are payable monthly. The agreements do not contain escalation clauses. Options exist to renew the leases annually at the end of the lease term.

In order to maintain current rights of tenure to exploration tenements, the company is required to perform exploration work to meet the minimum expenditure requirements as specified by the Queensland government. These obligations are subject to renegotiation when application for renewal is made and at other times. The current year obligations have been met and exceeded. As a result, any further expenditure is either discretionary or subject to negotiation, and cannot be fully quantified.

## 19 POST BALANCE DATE EVENTS

On 19 August 2003, after reporting date, Charters Towers Gold Mines Limited announced to the Market a takeover bid for Great Mines Limited. Shareholders in Great Mines Limited will be offered two shares in Charters Towers Gold Mines Limited in exchange for every three shares held in Great Mines Limited. At the date of signing the financial statements the financial effect of this offer cannot be reliably estimated. The event has not been recognised in the financial statements for the year ended 30 June 2003.

## 20 RELATED PARTY DISCLOSURES

i. Directors

The names of persons who were directors of Charters Towers Gold Mines Ltd at any time during the financial year are as follows: JJ Foley, MJ Lynch and GJ Barns all of whom served for the entire financial year.

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| ii. Directors' Remuneration | | | | |
| Income paid or payable, or otherwise made available to directors of the Company from the Company or any related party: | 278,941 | 264,442 | 278,941 | 264,442 |

| | Consolidated | | The Company | |
|---|---|---|---|---|
| Number of directors whose income from the Company or any related party was within the following bands: | 2003 No. | 2002 No. | 2003 No. | 2002 No. |
| $ 0 - $ 9,999 | 0 | 1 | 0 | 1 |
| $ 10,000 - $ 19,999 | 0 | 1 | 0 | 1 |
| $ 30,000 - $ 39,999 | 2 | 1 | 2 | 1 |
| $ 200,000 - $209,999 | 1 | 1 | 1 | 1 |

iii. Executive Remuneration

Aggregate income received or due and receivable from the Company or any related party to executive officers (including directors) of the Company and of controlled entities whose income is $100,000 or more was $329,699 (2002 $325,439 ) and within the following bands:

| | No. | No. | No. | No. |
|---|---|---|---|---|
| $120,000 - $129,999 | 1 | 1 | 1 | 1 |
| $200,000 - $209,999 | 1 | 1 | 1 | 1 |

Ultimate controlling Company

In the opinion of the Directors at 30 June 2003 the ultimate controlling company of the group was Charters Towers Gold Mines Ltd, a company incorporated in Australia.

Controlled Entities

The group consists of Charters Towers Gold Mines Limited and its controlled entities, Charters Towers Gold Pty Limited, Charters Technology Pty Ltd, Gold Management Pty Ltd and Gold Projects Pty Ltd. Details in relation to these controlled entities are set out in Note 21.

iv. At balance date the company has the following aggregate amounts payable and receivable to and from wholly owned subsidiary companies: Payable - $210,003 ($103,612 payable at 30 June 2002); Receivable - $1,254,000 (Nil at 30 June 2002). The balances represent interest free short term balances arising from the payment of operating expenses by, and on behalf of wholly owned subsidiary companies.

v. Directors' Shareholdings

As at 30 June 2003, the direct or indirect interest of directors of the Company in the equity instruments of the Company was as follows:

| | Ordinary shares | | Options (note15) | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| J J Foley | 4,024,701 | 3,846,917 | 5,000,000 | 5,000,000 |
| M J Lynch | 57,536,271 | 56,635,650 | 8,000,000 | 8,000,000 |
| G J Barns | 0 | 0 | 0 | 0 |

The options held by directors and director related entities at 30 June 2003 were approved by shareholders at the annual general meeting on 14 December 2001.

All dealings by directors and director related entities in the equity instruments of the Company were effected by way of normal market dealings and as such were on normal arms length terms.

vi. **Transactions of Directors and Director-Related entities**

The father of a director, Mr M J Lynch, is a director of Great Mines Ltd and has the capacity to significantly influence decision making of that company. Charters Towers Gold Mines Limited has incurred and paid royalties to Great Mines Ltd during the year on normal commercial terms and conditions.

The father of a director, Mr M J Lynch, in a personal capacity was paid fees for caretaker services and attending to shareholder relations on behalf of Charters Towers Gold Mines Limited. The fees and royalties paid to Mr Lynch snr were based on normal commercial terms and conditions.

Mr JJ Foley is a director of Total Commitment Pty Limited and has the capacity to significantly influence decision making of that company. During the year ended 30 June 2003 Charters Towers Gold Mines Limited paid consultancy fees on normal terms and conditions to Total Commitment Pty Limited.

Mr GE Foord, a director of Gold Management Pty Limited (a wholly owned subsidiary company) was paid consultancy fees on normal commercial terms throughout the year in his capacity as project manager of the Brilliant Gold Reef Project.

Aggregate amounts of each of the above types of other transactions (excluding remuneration) with directors and their director-related entities:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| | **$** | **$** | **$** | **$** |
| Caretaker and shareholder relation fees | 48,000 | 84,800 | 48,000 | 84,800 |
| Consultancy fees | 270,000 | 297,500 | 150,000 | 177,500 |
| Royalties and lease payments | 120,000 | 40,000 | 120,000 | 40,000 |

During the year ended 30 June 2003 Mr MJ Lynch, a director, Mr JJ Lynch (Mr MJ Lynch's father) and Great Mines Limited (a company controlled by Mr JJ Lynch) made short term unsecured loans to the company. These loans were made on normal commercial terms and conditions. The balances at 30 June 2003 were as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| Amount outstanding at 30 June to Directors and Director Related Entities | **2003** **$** | **2002** **$** | **2003** **$** | **2002** **$** |
| Mr MJ Lynch | 103,238 | 144,055 | 103,238 | 144,055 |
| Mr JJ Lynch | 9,664 | 14,664 | 9,664 | 14,664 |
| Great Mines Limited | 50,000 | 50,000 | 50,000 | 50,000 |

The aggregate interest expense for the year ended 30 June 2003 in respect of these loans was $24,723 (2002: $28,650)

## 21 INVESTMENT IN CONTROLLED ENTITIES

| | Country of Incorporation | Class of Shares | Equity Holding 2003 % | Equity Holding 2002 % | Incorporated |
|---|---|---|---|---|---|
| Charters Towers Gold Pty Ltd | Australia | Ordinary | 100 | 100 | 5th October 1995 |
| Charters Technology Pty Ltd | Australia | Ordinary | 100 | 100 | 13th January 2000 |
| Gold Management Pty Ltd | Australia | Ordinary | 100 | 100 | 28th January 2000 |
| Gold Projects Pty Ltd | Australia | Ordinary | 100 | 100 | 25th January 2000 |

## 22 FINANCIAL INSTRUMENTS

Consolidated

Interest Rate Risk Exposures

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

| | | | Fixed interest maturing in | | | |
|---|---|---|---|---|---|---|
| | | Floating interest rate | 1 year or less | over 1 to 5 years | Non-interest bearing | Total |
| **2003** | **Notes** | **$** | **$** | **$** | **$** | **$** |
| Financial assets | | | | | | |
| Cash assets | 7 | 554,247 | 0 | 0 | 0 | 554,247 |
| Security deposits | 11 | 500,304 | 0 | 0 | 10,100 | 510,404 |
| | | 1,054,551 | 0 | 0 | 10,100 | 1,064,651 |
| Weighted average interest rate | | 3.99% | | | | |
| Financial liabilities | | | | | | |
| Payables | 12 | 0 | 0 | 0 | 1,259,557 | 1,259,557 |
| Interest-bearing liabilities | 13 | 0 | 7,740,795 | 13,708 | 0 | 7,754,503 |
| | | 0 | 7,740,795 | 13,708 | 1,259,557 | 9,014,060 |
| Weighted average interest rate | | 7.30% | | | | |

| | | | Fixed interest maturing in | | | |
|---|---|---|---|---|---|---|
| | | Floating interest rate | 1 year or less | over 1 to 5 years | Non-interest bearing | Total |
| **2002** | **Notes** | **$** | **$** | **$** | **$** | **$** |
| Financial assets | | | | | | |
| Cash assets | 7 | 1,202,188 | 0 | 0 | 0 | 1,202,188 |
| Receivables | 8 | 35,000 | 0 | 0 | 203,500 | 238,500 |
| Security deposits | 11 | 500,304 | 0 | 0 | 13,250 | 513,554 |
| | | 1,737,492 | 0 | 0 | 216,750 | 1,954,242 |
| Weighted average interest rate | | 4.33% | | | | |
| Financial liabilities | | | | | | |
| Payables | 12 | 0 | 0 | 0 | 1,228,806 | 1,228,806 |
| Interest-bearing liabilities | 13 | 0 | 5,314,763 | 0 | 0 | 5,314,763 |
| | | 0 | 5,314,763 | 0 | 1,228,806 | 6,543,569 |
| Weighted average interest rate | | 7.06% | | | | |

The carrying amounts and net fair values of financial assets and liabilities at balance date are equal.

## 23 SEGMENT INFORMATION

Business Segments - Primary reporting
The consolidated entity and the company operate in the following business segments:

Gold mining exploration and development
Exploration and development of the Charters Towers goldfield.

Technology investment
The consolidated entity has a passive investment in an unlisted technology company.

Geographical Segments - Secondary reporting
The consolidated entity operates solely within Australia, the segment data reported under primary reporting is therefore attributable to a single geographical segment.

| Primary consolidated segmental reporting | Exploration and development | | Technology investment | | Unallocated | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| External Revenue | 35,120 | 2,595,836 | 0 | 0 | 12,955 | 10,038 | 48,075 | 2,605,874 |
| Segment result | (3,013,546) | (4,318,037) | 0 | 0 | (670,760) | (379,216) | (3,684,306) | (4,697,253) |
| Segment depreciation and amortisation | (876,412) | (2,188,008) | 0 | 0 | 0 | 0 | (876,412) | (2,188,008) |
| Segment total other non-cash expenses | 0 | 0 | 0 | 1,771,431 | 0 | 0 | 0 | 1,771,431 |
| Segment assets | 50,997,294 | 51,441,078 | 0 | 0 | 0 | 0 | 50,997,294 | 51,441,078 |
| Segment liabilities | 9,709,569 | 7,249,315 | 0 | 0 | 0 | 0 | 9,709,569 | 7,249,315 |
| Total amount for the acquisition of segment assets expected to be used for more than one annual accounting period | 1,451,382 | 2,671,842 | 0 | 0 | 0 | 0 | 1,451,382 | 2,671,842 |

## 24 CONTINGENT LIABILITIES

At 30 June 2003 there were no material contingent liabilities in relation to either the company or the consolidated entity.

## 25 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

*The directors declare that the financial statements and notes are in accordance with the Corporations Act 2001 and:*

(a) *comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional* reporting requirements in Australia;

(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

J J Foley
Director
29th September, 2003

M J Lynch
Director
29th September, 2003

NEXIA
COURT
&CO

NEXIA INTERNATIONAL

CHARTERED ACCOUNTANTS

ABN 71 502 156 733

**INDEPENDENT AUDITORS' REPORT
TO THE MEMBERS OF
CHARTERS TOWERS GOLD MINES LIMITED**

Level 29, Australia Square,
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

**Scope**

We have audited the financial report of Charters Towers Gold Mines Limited for the financial year ended 30 June 2003, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes, and directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the year or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

**Audit Opinion**

In our opinion the financial report of Charters Towers Gold Mines Limited is in accordance with:

a the Corporations Act 2001, including:

i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

**Inherent Uncertainty Regarding Continuing Operations**

Under the terms of repayment, the loan of $7,490,513 by Princeton Economics International Ltd (in provisional liquidation) is due.

The total loan will sought to be repaid from the proceeds of proposed issues and other finance. However, if there is a shortfall, the remainder will need to be re-financed, as will operations generally. The directors are confident there will be no shortfall. As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company.

Stuart H Cameron

**Court & Co.**
*Chartered Accountants*

**Stuart H Cameron**
*Partner*

**Sydney; 29 September 2003**

Partners

Stephen J Rogers
Ian D Stone
Stuart H Cameron
Paul W Lenton
Anthony Kalogerou
Neil R Hillman
Stephen W Davis
David M Gallery
Peter J Cowdroy
Robert A McGuinness
Kirsten Taylor-Martin
Andrew S Hoffmann
Graeme J Watman
David R Cust

NEXIA COURT & CO. IS A MEMBER OF NEXIA INTERNATIONAL - A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS.

LIABILITY LIMITED BY THE ACCOUNTANTS SCHEME, APPROVED UNDER THE PROFESSIONAL STANDARDS ACT 1994 (NSW).

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

## 1 SHAREHOLDINGS at 25th September, 2003

Distribution of members and their holdings:

| | | Options, Expiry Date and Exercise Price | | | |
|---|---|---|---|---|---|
| | Number of Shareholders | 8 cents | | 10 cents | 15 cents |
| Number Held | Ordinary Shares* | 9-Dec-03 | 17-Mar-04 | 30-May-04 | 1-Jan-05 |
| 1 - 1,000 | 794 | 1 | 0 | 0 | 0 |
| 1,001 - 5,000 | 1,044 | 1 | 0 | 0 | 0 |
| 5,001 - 10,000 | 830 | 21 | 0 | 0 | 0 |
| 10,001 - 100,000 | 1,978 | 71 | 0 | 0 | 0 |
| 100,001 - and over | 450 | 20 | 1 | 2 | 2 |
| | 5,096 | 114 | 1 | 2 | 2 |

** The number of shareholders holding less than a marketable parcel of $500 was 1613 based on a market price of 31 cents at 25 September 2003.*

### Twenty largest shareholders

| Name | Number of Shares | % of Issued Share Capital |
|---|---|---|
| Great Mines Limited | 29,675,596 | 9.06% |
| James Joseph Lynch | 16,086,548 | 4.91% |
| Mr William Jangsing Lee | 10,281,612 | 3.14% |
| Underwriting & Mining Investment Corporation Pty Limited | 8,795,773 | 2.69% |
| Mr Ian Robert McPherson & Mrs Ann | | |
| Elizabeth McPherson (O'Malley Park Account) | 7,208,857 | 2.20% |
| Mr Sidney John Reynolds & Mrs Antoinette Marie Rees | 6,498,925 | 1.98% |
| Rosa and Sons Investments Pty Ltd | | |
| (Rosa & Sons Const Superfund account) | 5,805,382 | 1.77% |
| Miss Lily Lee | 4,911,657 | 1.50% |
| Share the Dream Pty Ltd | 3,034,866 | 0.93% |
| Prime Impact Pty Ltd | 2,974,048 | 0.91% |
| ANZ Nominees Limited | 2,482,195 | 0.76% |
| Parkes Holdings Pty Ltd | 2,401,000 | 0.73% |
| Ms Joanne Christine Codling | 2,266,666 | 0.69% |
| Mr David Michael Wentworth Evans | 2,266,666 | 0.69% |
| Mr Harry Sioros | 2,223,314 | 0.68% |
| Saltbush Nominees Pty Ltd | 2,122,436 | 0.65% |
| Andwendrod Services Pty Ltd | 2,000,000 | 0.61% |
| Dr William Roney (Bill Roney Superfund account) | 1,918,580 | 0.59% |
| Mrs Maria Szabo & Mrs Gyuala Szabo | 1,800,000 | 0.55% |
| Micgra Pty Ltd | 1,752,490 | 0.54% |
| | 116,506,611 | 35.58% |

### Substantial shareholders

Shareholders appearing on the Company's register of substantial shareholders as at 25th September, 2003 are as follows:

| | Ordinary Shares | |
|---|---|---|
| | Number | Percentage |
| Great Mines Limited | 29,675,596 | 9.06% |

### Voting rights

The voting rights attached to each class of security is set out as below:

Ordinary Shares: On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

## 2 CORPORATE GOVERNANCE

See pages 12 to 14 of the Annual Report.

## 3 OFFICES AND OFFICERS

For corporate directory details of offices and officers refer inside cover of this Annual Report.

## 4 STOCK EXCHANGE LISTING

The only stock exchange on which the Company has securities quoted is the Australian Stock Exchange Limited.

## 5 SUMMARY OF MINING TENEMENTS & AREAS OF INTEREST
### Current at 25th September, 2003

The Charters Towers Gold Project is operated solely by Charters Towers Gold Mines Limited.
The Company has a 100% interest in the following mining tenements held by the Charters Towers Gold Project:

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| EPM | 8150 | MDL | 119 | ML | 1428 | ML | 1548 | MLA | 10281 |
| EPM | 8563 | MDLA | 251 | ML | 1429 | ML | 1581 | MLA | 10282 |
| EPM | 8564 | MDLA | 252 | ML | 1430* | ML | 1585* | MLA | 10283 |
| EPM | 10593* | MDLA | 267* | ML | 1431 | ML | 1735 | MLA | 10284 |
| EPM | 10861 | ML | 1347 | ML | 1432 | ML | 10005 | MLA | 10285 |
| EPM | 11067 | ML | 1348 | ML | 1433 | ML | 10032* | | |
| EPM | 13182 | ML | 1385 | ML | 1472 | ML | 10042* | | |
| EPM | 13931 | ML | 1387 | ML | 1488 | ML | 10093 | | |
| EPM | 13932 | ML | 1398 | ML | 1490 | ML | 10193 | | |
| EPMA | 11658 | ML | 1407 | ML | 1491 | ML | 10196 | | |
| EPMA | 12085 | ML | 1408 | ML | 1499 | ML | 10208 | | |
| MDL | 116 | ML | 1409 | ML | 1521 | ML | 10222 | | |
| MDL | 118 | ML | 1424* | ML | 1545 | | | | |

| | |
|---|---|
| ML | Mining Lease |
| MDL | Mineral Development Licence |
| EPM | Exploration Permit Minerals |
| MLA | Mining Lease Application |
| MDLA | Mineral Development Licence Application |
| EPMA | Exploration Permit Minerals Application |

** Indicates held under Agreement to depth of 300 metres*

## Directors

**Mr John J Foley** BD, LLB, BL (Dub)
**Chairman**
Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.



**Mr Mark J Lynch**
**Managing Director**
Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. He has hands-on experience in mine management and mining tenure administration in Queensland. He has lived and worked in Charters Towers. Mr Lynch is a Director of the Queensland Mining Council.



**Mr Greg J Barns** BA, LLB
**Director**
Mr Barns graduated in law from the Monash University in Melbourne in 1984 and practised at the Victorian Bar from 1986-89. He was a member of the Victorian Bar Council at that time as well as tutoring in law at Melbourne University. Mr Barns has over 10 years' political experience holding such positions as Chief of Staff to the Premier and Finance Minister, as well as Non-Executive Chairman of the Australian Republican Movement. Mr Barns was CEO of the Australian Gold Council (2000-2002) and is an Advisory Board Director of a leading PR company.



**Company Secretary**
**Mrs Roslynn J Shand** BA, LLB, FCIS
Mrs Shand graduated in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practise as a solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has also had considerable experience in the company secretarial area.



**www.ctgold.com.au**

Charters Towers Gold Mines Limited
ACN 060 397 177
9 Lang Pde • PO Box 1909
Milton Q 4064 Australia
Telephone: +61 7 3870 8000
Fax: +61 7 3870 8111
Email: info@ctgold.com.au
Web Site: www.ctgold.com.au

**www.ctgold.com.au**